July 2, 2020 VIA EDGAR U.S. Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E.

Washington, D.C. 2054

Attn:	Dale Welcome, Division of Corporation Finance, Office of Manufacturing

Re:	Caesarstone Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2019
Filed March 23, 2020
Form 6-K filed May 6, 2020
File No. 001-35464

Dear Mr. Welcome:

On behalf of our client, Caesarstone Ltd. (the “Company” or “Caesarstone”), we are  submitting this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated June 16, 2020 (the “Comment Letter”) relating to the Form 6-K filed by the Company on May 6, 2020.

Set forth below is the response of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  The Company has reviewed this letter and authorized us to make the statements set forth herein to you on its behalf.

Exhibit 99.1, page 1

1. We note your disclosure that “Beginning with first quarter 2020 results, the Company has modified its presentation of regional revenue reporting to align with the Company’s new organizational structure, and strategic initiatives across its global footprint” and you have four geographic regions that comprise the Americas, Asia/Pacific (APAC), Europe/Middle East/Africa (EMEA) and Israel. Please address the following:

•	Explain your new organizational structure, including the roles of regional managing directors;

Response: The Company respectfully informs the Staff that its organizational structure did not change significantly as a result of the changes implemented at the start of 2020.

U.S. Securities and Exchange Commission
July 2, 2020

The Company had, and still has, four managing directors reporting to the CEO.  These managing directors were and are responsible for four geographic regions.  Prior to the changes completed at the start of 2020, there was an additional region – Rest of World – that was not under the responsibility of those managing directors.  Rest of World consisted of certain regions/countries with revenues generated primarily through third-party distributors managed from the Company’s headquarters in Israel (Africa and Latin America) and from the Company’s regional headquarters in Singapore (Asia).  Following the changes that fully matured at the start of 2020, the four managing directors assumed responsibility as follows:

	Before 2020	Commencing 2020
Region 1	North America	Americas (North America and Latin America)
Region 2	Europe (*)	EMEA (Europe, Middle East (excluding Israel) and Africa)
Region 3	Israel	Israel
Region 4	Australia	APAC (Australia and Asia)
Region 5	Rest of World (Asia, Middle East (excluding Israel) and Africa)	n/a
_______________
(*) Europe third-party distributors were also managed from the headquarters in Israel

•
Tell us how you assessed whether each geographic region is an operating segment as defined in ASC 280-10-50-1. If you have determined that your geographic regions are operating segments that can be aggregated, demonstrate how you determined that aggregation complies with the requirements of ASC 280-10-50-11, including similar economic characteristics. If you have determined that your geographic regions are not operating segments, explain how you made that determination;

Response: In accordance with ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:

a.	It engages in business activities from which it may recognize revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.

U.S. Securities and Exchange Commission
July 2, 2020

In order to analyze the above criteria from the ASC the Company considered the following:

a.	Each of the Company’s regions which consists of one or more legal entities, conducts business activities that results in recognizing revenues and incurring expenses.

b.	The Company’s CODM (as identified below) regularly reviews revenues from each region which is the primary factor for assessing the performance and allocating resources.

c.
Financial information regarding each region is partially available as each region includes also the activities of at least one legal entity. Such financial information is used primarily for statutory and consolidation purposes.

Complete financial information for decision making and resources allocation purpose is not available as additional allocations such as logistics and supply chain, sales and marketing expense and corporate overhead are required in order to create comparable and complete financial information by region.

Based on the foregoing analysis, the Company does not meet all of the criteria in the ASC and thus the Company concluded that it operates in one operating segment.

•	Identify your CODM and explain how that determination was made; and

Response: The Company’s CODM is its Chief Executive Officer (“CEO”).  This is the same as in previous years. As the four regional managing directors and other officers report directly to the CEO and the key operating decisions for those regions are ultimately taken by the CEO, the Company has determined that the CODM is its CEO.

•
Describe the nature and extent of the financial information reviewed by your CODM to assess performance and allocate resources, including specifically addressing the nature and extent of financial information available by geographic region.

Response: The CODM reviews daily actual revenue information by region and country and monthly actual and projected revenue information by region and country, in each case, based on the location of Company’s end customers.  In order to determine the available resources to be allocated, the CODM also reviews consolidated level actual and projected financial and operational performance on a quarterly basis.

* * *

Please do not hesitate to contact Colin Diamond at (212) 819-8754 with any questions or comments regarding this letter.

Sincerely,

/s/ Colin Diamond
Colin Diamond